FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. BKB GrainCo Uses Magic’s Solution for Enterprise Mobility to Gain a Competitive Advantage

PRESS RELEASE

BKB GrainCo Uses Magic’s Solution for Enterprise Mobility to Gain a Competitive Advantage

Leading Grain Merchant Delivers Added Value through Simplified and Fast Multi-platform Mobile Application Development and Deployment

Or-Yehuda, Israel, August 21, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it has changed the competitive landscape in the grain merchant market by assisting BKB GrainCo, a South African leader in the trading, storage, and milling of  grain commodities, to empower its users and suppliers with real-time information availability on their mobile devices.

Tony Simpson, IT Manager at BKB GrainCo, said: "We wanted to create a competitive advantage by making specific information available to authorized people via their mobile devices. We soon realized, however, that we would have to cater for multiple mobile platforms.”

Developing a separate application for each device type was simply not an option. Fortunately, Magic’s mobile solution enables rapid deployment on BlackBerry, iOS (iPhone and iPad), Android, and any future mobile operating system from a single development effort requiring a single skill set. “With Magic xpa Application Platform, we are able to develop the underlying mobile application once, and then deploy it to any device without recoding or even recompiling,” said Simpson.

Magic xpa ensures that the company’s data remains securely on the server, while the user sees a rich Internet application (RIA) interface that is easy to use. “The primary benefit of this type of architecture is that users gain the full functionality of a graphical application, but the data is never stored on the device,” explained Hedley Hurwitz, Managing Director of Magic South Africa. “Magic’s solution is an extension of our unified technology stack, bringing all the features and capabilities of Magic xpa Application Platform and Magic xpi Integration Platform to the realm of enterprise mobility.”

“The ability to seamlessly integrate with our back-office systems in a secure and user-friendly manner was an important consideration in our choice,” said Kevin Cuthbert, BKB GrainCo’s senior Magic Developer. The company’s management and staff now have full access to business intelligence functionality on their mobile devices. In future, employees will be able to use them to enter and receive data pertinent to their jobs, such as quality and loaded weights of goods, as they are supplied or delivered.

BKB GrainCo’s suppliers can now check their accounts at any time and can instantly track stock movements, contracts, and financial information. They can also request more in-depth reports without having to call a BKB GrainCo representative during working hours and ask for the information to be collated for them.

Reports from the beta testers of the new application have circulated in the farming community, and the company has received numerous requests from other suppliers for the general release of the application.

“BKB GrainCo’s mobile strategy is more than simply making information available on a mobile device,” added Simpson. “It’s about standing out in a very competitive industry by delivering added value and ease of access to our staff, suppliers, and customers. Magic’s advanced technology solution provides a strong competitive advantage by allowing us to deploy one application to multiple devices with ease.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About BKB GrainCo

BKB GrainCo trades, stores, mills and transports South African grain commodities such as wheat, maize, soya beans, sunflower seeds, canola, proteins and feed grains such as oats, feed barley and lupines. Bridging the gap between producer and processor, BKB GrainCo plays the fundamental role of intermediary in the grain industry. This role extends itself to incorporating innovative storage, handling solutions, and collateral management of grain produce.

For more information, visit www.grainco.co.za.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 BKB GrainCo Uses Magic’s Solution for Enterprise Mobility to Gain a Competitive Advantage

Exhibit 10.1